Exhibit 99.1

HUYA Inc. Reports Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results and Announces Cash Dividend

GUANGZHOU, China, March 17, 2026 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game-related entertainment and services provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025, and a special cash dividend for the year 2026.

Fourth Quarter 2025 Highlights

•	Total net revenues increased by 16.2% to RMB1,738.5 million (US$248.6 million) for the fourth quarter of 2025, from RMB1,495.8 million for the same period of 2024.

•	Game-related services, advertising and other revenues increased by 59.4% to RMB592.5 million (US$84.7 million) for the fourth quarter of 2025, from RMB371.6 million for the same period of 2024.

•	Net loss attributable to HUYA Inc. was RMB117.6 million (US$16.8 million) for the fourth quarter of 2025, compared with RMB172.2 million for the same period of 2024.

•	Non-GAAP net loss attributable to HUYA Inc.[1] was RMB8.4 million (US$1.2 million) for the fourth quarter of 2025, compared with a non-GAAP net income attributable to HUYA Inc. of RMB1.2 million for the same period of 2024.

•	Average MAUs[2] for the fourth quarter of 2025 was 160.0 million.

Fiscal Year 2025 Highlights

•	Total net revenues increased by 7.0% to RMB6,502.4 million (US$929.8 million) for fiscal year 2025, from RMB6,079.1 million for 2024.

•	Game-related services, advertising and other revenues increased by 43.1% to RMB1,908.4 million (US$272.9 million) for fiscal year 2025, from RMB1,333.9 million for 2024.

•	Net loss attributable to HUYA Inc. was RMB112.6 million (US$16.1 million) for fiscal year 2025, compared with RMB48.0 million for 2024.

•	Non-GAAP net income attributable to HUYA Inc.[1] was RMB99.5 million (US$14.2 million) for fiscal year 2025, compared with RMB268.8 million for 2024.

Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of Huya, commented, “In 2025, we made meaningful progress in our evolution into a comprehensive game-related services provider. Our total net revenues for 2025 rebounded to RMB6.5 billion, up 7.0% year-over-year. Notably, our fourth quarter total net revenues reached RMB1.74 billion, with year-over-year growth accelerating to 16.2%. This performance was primarily driven by our business diversification efforts, as game-related services, advertising, and other revenues surged 59.4% year-over-year and accounted for over 30% of total net revenues, which is now the second quarter since we first hit this milestone.”

“Building on this momentum, our expansion into game publishing achieved a key breakthrough with the launch of Goose Goose Duck mobile in the Chinese mainland in January 2026. Since its debut, the title has demonstrated exceptional market appeal, ranking No. 1 on the local Apple App Store free games chart for most of the past two months. More importantly, this success powerfully validates our content-driven publishing strategy and lays the groundwork for us to further deepen our presence across the gaming ecosystem,” Mr. Huang concluded.

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Mr. Raymond Peng Lei, Acting Co-Chief Executive Officer and Chief Financial Officer of Huya, added, “Our fourth quarter results included a one-off accounting provision, which had a significant impact on our reported operating results and led to an operating loss for the quarter. Excluding the impact of this item, this quarter’s results reflected continued improvement in our core operating performance.”

Fourth Quarter 2025 Financial Results

Total net revenues increased by 16.2% to RMB1,738.5 million (US$248.6 million) for the fourth quarter of 2025, from RMB1,495.8 million for the same period of 2024.

Live streaming revenues increased by 1.9% to RMB1,146.0 million (US$163.9 million) for the fourth quarter of 2025, from RMB1,124.2 million for the same period of 2024, primarily due to higher average spending per paying user for live streaming services.

Game-related services, advertising and other revenues increased by 59.4% to RMB592.5 million (US$84.7 million) for the fourth quarter of 2025, from RMB371.6 million for the same period of 2024. The increase was primarily driven by higher revenues from game-related services and advertising, which were mainly attributable to the Company’s deepened cooperation with game companies.

Cost of revenues increased by 12.7% to RMB1,493.8 million (US$213.6 million) for the fourth quarter of 2025, from RMB1,325.4 million for the same period of 2024, primarily due to increased revenue sharing fees and content costs, as well as increased costs of in-game items, partially offset by decreased bandwidth and server custody fees. Revenue sharing fees and content costs, a key component of cost of revenues, increased by 10.4% year-over-year to RMB1,277.2 million (US$182.6 million) for the fourth quarter of 2025, primarily due to increased revenues.

Gross profit increased by 43.6% to RMB244.7 million (US$35.0 million) for the fourth quarter of 2025, from RMB170.5 million for the same period of 2024. Gross margin was 14.1% for the fourth quarter of 2025, compared with 11.4% for the same period of 2024.

Research and development expenses decreased by 0.2% to RMB123.1 million (US$17.6 million) for the fourth quarter of 2025, from RMB123.3 million for the same period of 2024.

Sales and marketing expenses increased by 24.3% to RMB78.1 million (US$11.2 million) for the fourth quarter of 2025, from RMB62.8 million for the same period of 2024, primarily due to increased marketing and promotional efforts, including pre-launch preparations for Goose Goose Duck mobile, a co-published title that was subsequently launched in January 2026.

General and administrative expenses increased by 55.4% to RMB126.0 million (US$18.0 million) for the fourth quarter of 2025, from RMB81.1 million for the same period of 2024, primarily due to a RMB66.0 million (US$9.4 million) provision related to a receivable arising from a 2021 arrangement with a broadcaster, which was deemed to have a heightened risk of non-recoverability.

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Other income was RMB17.5 million (US$2.5 million) for the fourth quarter of 2025, compared with RMB4.0 million for the same period of 2024, primarily due to increased government subsidies.

Operating loss was RMB64.9 million (US$9.3 million) for the fourth quarter of 2025, compared with RMB92.7 million for the same period of 2024.

Non-GAAP operating loss was RMB36.1 million (US$5.2 million) for the fourth quarter of 2025, compared with RMB69.3 million for the same period of 2024.

Interest income was RMB32.1 million (US$4.6 million) for the fourth quarter of 2025, compared with RMB75.2 million for the same period of 2024, primarily due to a lower time deposit balance, which was mainly attributable to the special cash dividends paid.

Impairment loss of investments was RMB81.5 million (US$11.6 million) for the fourth quarter of 2025, compared with RMB151.1 million for the same period of 2024, primarily due to the recognition of impairment charges on the Company’s investments, attributable to the weak financial performance of certain investees.

Net loss attributable to HUYA Inc. was RMB117.6 million (US$16.8 million) for the fourth quarter of 2025, compared with RMB172.2 million for the same period of 2024.

Non-GAAP net loss attributable to HUYA Inc. was RMB8.4 million (US$1.2 million) for the fourth quarter of 2025, compared with a non-GAAP net income attributable to HUYA Inc. of RMB1.2 million for the same period of 2024.

Basic and diluted net loss per American depositary share (“ADS”) were each RMB0.51 (US$0.07) for the fourth quarter of 2025. Basic and diluted net loss per ADS were each RMB0.75 for the fourth quarter of 2024. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net loss per ADS were each RMB0.04 (US$0.01) for the fourth quarter of 2025. Non-GAAP basic and diluted net income per ADS were each RMB0.01 for the fourth quarter of 2024.

As of December 31, 2025, the Company had cash and cash equivalents, short-term deposits and long-term deposits of RMB3,818.4 million (US$546.0 million), compared with RMB3,828.2 million as of September 30, 2025.

Fiscal Year 2025 Financial Results

Total net revenues increased by 7.0% to RMB6,502.4 million (US$929.8 million) for fiscal year 2025, from RMB6,079.1 million for 2024.

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Live streaming revenues decreased by 3.2% to RMB4,594.0 million (US$656.9 million) for fiscal year 2025, from RMB4,745.2 million for 2024, primarily due to the continued impact of the macroeconomic and industry environment, partially offset by improved monetization efficiency, as reflected in higher average spending per paying user for live streaming services in the second half of 2025.

Game-related services, advertising and other revenues increased by 43.1% to RMB1,908.4 million (US$272.9 million) for fiscal year 2025, from RMB1,333.9 million for 2024. The increase was primarily driven by higher revenues from game-related services and advertising, which were mainly attributable to the Company’s deepened cooperation with game companies.

Cost of revenues increased by 6.8% to RMB5,630.3 million (US$805.1 million) for fiscal year 2025, from RMB5,269.7 million for 2024, primarily due to increased revenue sharing fees and content costs, as well as increased costs of in-game items, partially offset by decreased bandwidth and server custody fees. Revenue sharing fees and content costs, a key component of cost of revenues, increased by 5.5% year-over-year to RMB4,872.3 million (US$696.7 million) for fiscal year 2025, primarily due to increased revenues.

Gross profit increased by 7.7% to RMB872.1 million (US$124.7 million) for fiscal year 2025, from RMB809.5 million for 2024. Gross margin was 13.4% for fiscal year 2025, compared with 13.3% for 2024.

Research and development expenses decreased by 3.1% to RMB496.7 million (US$71.0 million) for fiscal year 2025, from RMB512.6 million for 2024, primarily due to decreased staff costs as a result of enhanced efficiency.

Sales and marketing expenses decreased by 2.7% to RMB266.6 million (US$38.1 million) for fiscal year 2025, from RMB274.0 million for 2024, primarily due to decreased channel promotion fees.

General and administrative expenses increased by 21.2% to RMB308.9 million (US$44.2 million) for fiscal year 2025, from RMB254.8 million for 2024, primarily due to a RMB66.0 million (US$9.4 million) provision related to a receivable arising from a 2021 arrangement with a broadcaster, which was deemed to have a heightened risk of non-recoverability.

Other income was RMB37.5 million (US$5.4 million) for fiscal year 2025, compared with RMB42.5 million for 2024, primarily due to lower government subsidies.

Operating loss was RMB162.5 million (US$23.2 million) for fiscal year 2025, compared with RMB189.6 million for 2024.

Non-GAAP operating loss was RMB65.0 million (US$9.3 million) for fiscal year 2025, compared with RMB101.3 million for 2024.

Interest income was RMB190.8 million (US$27.3 million) for fiscal year 2025, compared with RMB391.4 million for 2024, primarily due to a lower time deposit balance, which was mainly attributable to the special cash dividends paid.

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Impairment loss of investments was RMB120.2 million (US$17.2 million) for fiscal year 2025, compared with RMB232.5 million for 2024, primarily due to the recognition of impairment charges on the Company's investments, attributable to the weak financial performance of certain investees.

Net loss attributable to HUYA Inc. was RMB112.6 million (US$16.1 million) for fiscal year 2025, compared with RMB48.0 million for 2024.

Non-GAAP net income attributable to HUYA Inc. was RMB99.5 million (US$14.2 million) for fiscal year 2025, compared with RMB268.8 million for 2024.

Basic and diluted net loss per ADS were each RMB0.49 (US$0.07) for fiscal year 2025. Basic and diluted net loss per ADS were each RMB0.21 for 2024.

Non-GAAP basic and diluted net income per ADS were each RMB0.43 (US$0.06) for fiscal year 2025. Non-GAAP basic and diluted net income per ADS were RMB1.16 and RMB1.15, respectively, for 2024.

Net cash used in operating activities was RMB176.2 million (US$25.2 million) for fiscal year 2025, compared with net cash provided by operating activities of RMB94.3 million for 2024, primarily due to decreased interest income and increased amounts due from related parties.

Share Repurchase Program

Pursuant to the Company's up-to-US$100 million share repurchase program authorized in August 2023, which has an extended expiration date of March 31, 2026, the Company had repurchased 22.9 million ADSs as of December 31, 2025, with an aggregate consideration of US$75.5 million.

2026 Cash Dividend

To implement its 2025-2027 dividend plan adopted in March 2025, the board of directors of the Company has approved a special cash dividend for the year 2026 (the “2026 Cash Dividend”). The 2026 Cash Dividend will be paid to holders of ordinary shares and holders of ADSs of record as of the close of business on June 17, 2026, in U.S. dollars, in an amount of US$0.135 per ordinary share or US$0.135 per ADS. The total amount of cash to be distributed for the 2026 Cash Dividend is expected to be approximately US$31 million, which will be funded by surplus cash on the Company’s balance sheet. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around June 30, 2026. The dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 6:00 a.m. U.S. Eastern Time on March 17, 2026 (6:00 p.m. Beijing/Hong Kong time on March 17, 2026), to review and discuss the Company’s business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

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Participant Online Registration:

Chinese Mainland[3]:	https://meeting.tencent.com/dw/w1fyNiKOMVT7
International:	https://voovmeeting.com/dw/w1fyNiKOMVT7

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

1 “Non-GAAP net (loss) income attributable to HUYA Inc.” is defined as net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, gain arising from disposal of an equity investment, net of income taxes, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the average total monthly active users who accessed the Company’s domestic and overseas platforms and services (primarily the domestic Huya Live platform, its global mobile application service platform, its overseas game live streaming platform, and related services), inclusive of users across all devices (mobile, PC and web). Average MAUs for any period is calculated by dividing (i) the sum of total active users for each month during such relevant period, by (ii) the number of months during such relevant period. The Company shifted to total MAU reporting starting from the second quarter of 2025 to provide a more comprehensive view of user activity, in line with its business expansion, cross-platform strategy, and overseas initiatives.

3 For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China, and Taiwan.

About HUYA Inc.

HUYA Inc. is a leading game-related entertainment and services provider. Huya delivers dynamic live streaming and video content and a rich array of services spanning games, e-sports, and other interactive entertainment genres to a large, highly engaged community of game enthusiasts. Huya has cultivated a robust entertainment ecosystem powered by AI and other advanced technologies, serving users and partners across the gaming universe, including game companies, e-sports tournament organizers, broadcasters and talent agencies. Leveraging this strong foundation, Huya has also expanded into innovative game-related services, such as game distribution, in-game item sales, advertising and more. Huya continues to extend its footprint in China and abroad, meeting the evolving needs of gamers, content creators, and industry partners worldwide.

For more information, please visit: https://ir.huya.com.

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Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating (loss) income, non-GAAP net (loss) income attributable to HUYA Inc., non-GAAP net (loss) income attributable to ordinary shareholders, non-GAAP basic and diluted net (loss) income per ordinary share, and non-GAAP basic and diluted net (loss) income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating (loss) income is operating loss excluding share-based compensation expenses and amortization of intangible assets from business acquisitions. Non-GAAP net (loss) income attributable to HUYA Inc. is net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, gain arising from disposal of an equity investment, net of income taxes, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP net (loss) income attributable to ordinary shareholders is net (loss) income attributable to ordinary shareholders excluding share-based compensation expenses, gain arising from disposal of an equity investment, net of income taxes, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net (loss) income per ordinary share and per ADS is non-GAAP net (loss) income attributable to ordinary shareholders divided by the weighted average number of ordinary shares and ADS used in the calculation of non-GAAP basic and diluted net (loss) income per ordinary share and per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) gain arising from disposal of an equity investment, net of income taxes, (iii) impairment loss of investments, and (iv) amortization of intangible assets from business acquisitions (net of income taxes), add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, and (ii) amortization of intangible assets from business acquisitions (net of income taxes), which have been and will continue to be significant recurring expenses in its business, and (iii) gain arising from disposal of an equity investment, net of income taxes, and (iv) impairment loss of investments. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

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HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,188,911	692,663	99,049
Restricted cash	17,031	12,031	1,720
Short-term deposits	4,075,048	3,125,760	446,978
Accounts receivable, net	76,044	238,569	34,115
Prepaid assets and amounts due from related parties, net	207,565	290,747	41,576
Prepayments and other current assets, net	523,674	547,078	78,232

Total current assets	6,088,273	4,906,848	701,670

Non-current assets
Long-term deposits	1,470,000	-	-
Investments	440,790	296,165	42,351
Goodwill	463,796	453,498	64,849
Property and equipment, net	484,008	604,368	86,423
Intangible assets, net	153,190	127,633	18,251
Right-of-use assets, net	339,492	304,017	43,474
Prepayments and other non-current assets	128,262	8,843	1,265

Total non-current assets	3,479,538	1,794,524	256,613

Total assets	9,567,811	6,701,372	958,283

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	66,613	237,903	34,020
Advances from customers and deferred revenue	265,628	228,167	32,627
Income taxes payable	54,594	61,479	8,791
Accrued liabilities and other current liabilities	1,360,949	1,032,437	147,637
Amounts due to related parties	161,529	150,166	21,473
Lease liabilities due within one year	28,581	18,982	2,714

Total current liabilities	1,937,894	1,729,134	247,262

Non-current liabilities
Lease liabilities	20,047	1,766	253
Deferred tax liabilities	23,405	18,932	2,707
Deferred revenue	35,786	31,824	4,551

Total non-current liabilities	79,238	52,522	7,511

Total liabilities	2,017,132	1,781,656	254,773

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HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2024 and December 31, 2025, respectively; 74,845,398 and 73,146,779 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	52	54	8
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2024 and December 31, 2025, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	98	98	14
Treasury shares	(108,101)	(128,056)	(18,312)
Additional paid-in capital	8,866,492	6,466,101	924,640
Statutory reserves	122,429	122,429	17,507
Accumulated deficit	(2,100,291)	(2,219,365)	(317,365)
Accumulated other comprehensive income	770,000	678,455	97,018

Total shareholders’ equity	7,550,679	4,919,716	703,510

Total liabilities and shareholders’ equity	9,567,811	6,701,372	958,283

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HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	1,124,188	1,156,681	1,145,950	163,869	4,745,195	4,594,014	656,935
Game-related services, advertising and others	371,639	531,570	592,525	84,730	1,333,920	1,908,386	272,896

Total net revenues	1,495,827	1,688,251	1,738,475	248,599	6,079,115	6,502,400	929,831

Cost of revenues(1)	(1,325,364)	(1,461,627)	(1,493,767)	(213,606)	(5,269,661)	(5,630,267)	(805,117)

Gross profit	170,463	226,624	244,708	34,993	809,454	872,133	124,714

Operating expenses(1)
Research and development expenses	(123,313)	(121,942)	(123,054)	(17,596)	(512,637)	(496,677)	(71,024)
Sales and marketing expenses	(62,798)	(70,107)	(78,066)	(11,163)	(274,049)	(266,567)	(38,119)
General and administrative expenses	(81,054)	(57,729)	(125,958)	(18,012)	(254,840)	(308,875)	(44,169)

Total operating expenses	(267,165)	(249,778)	(327,078)	(46,771)	(1,041,526)	(1,072,119)	(153,312)

Other income, net	4,010	8,854	17,516	2,505	42,496	37,481	5,360

Operating loss	(92,692)	(14,300)	(64,854)	(9,273)	(189,576)	(162,505)	(23,238)

Interest income	75,234	34,655	32,144	4,597	391,389	190,789	27,282
Impairment loss of investments	(151,089)	(8,698)	(81,458)	(11,648)	(232,466)	(120,156)	(17,182)
Disposal gain of investments	-	1,500	-	-	-	1,500	214
Foreign currency exchange losses, net	(522)	(2,008)	(2,182)	(312)	(3,802)	(6,718)	(961)

(Loss) income before income tax expenses	(169,069)	11,149	(116,350)	(16,636)	(34,455)	(97,090)	(13,885)

Income tax expenses	(3,134)	(508)	(1,662)	(238)	(13,500)	(12,806)	(1,831)

(Loss) income before (loss) income in equity method investments, net of income taxes	(172,203)	10,641	(118,012)	(16,874)	(47,955)	(109,896)	(15,716)

(Loss) income in equity method investments, net of income taxes	-	(1,085)	429	61	-	(2,695)	(385)

Net (loss) income attributable to HUYA Inc.	(172,203)	9,556	(117,583)	(16,813)	(47,955)	(112,591)	(16,101)

Net (loss) income attributable to ordinary shareholders	(172,203)	9,556	(117,583)	(16,813)	(47,955)	(112,591)	(16,101)

11

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per ordinary share
—Basic	(0.75)	0.04	(0.51)	(0.07)	(0.21)	(0.49)	(0.07)
—Diluted	(0.75)	0.04	(0.51)	(0.07)	(0.21)	(0.49)	(0.07)
Net (loss) income per ADS*
—Basic	(0.75)	0.04	(0.51)	(0.07)	(0.21)	(0.49)	(0.07)
—Diluted	(0.75)	0.04	(0.51)	(0.07)	(0.21)	(0.49)	(0.07)

Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	230,581,559	229,032,506	229,212,223	229,212,223	231,533,388	228,840,636	228,840,636
—Diluted	230,581,559	231,210,726	229,212,223	229,212,223	231,533,388	228,840,636	228,840,636

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	3,268	1,666	3,335	477	15,566	12,091	1,729
Research and development expenses	6,283	4,335	5,561	795	27,269	22,772	3,256
Sales and marketing expenses	164	213	214	31	1,147	1,141	163
General and administrative expenses	7,683	8,435	13,720	1,962	20,538	37,588	5,375

12

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	170,463	226,624	244,708	34,993	809,454	872,133	124,714
Share-based compensation expenses allocated in cost of revenues	3,268	1,666	3,335	477	15,566	12,091	1,729

Non-GAAP gross profit	173,731	228,290	248,043	35,470	825,020	884,224	126,443

Operating loss	(92,692)	(14,300)	(64,854)	(9,273)	(189,576)	(162,505)	(23,238)
Share-based compensation expenses	17,398	14,649	22,830	3,265	64,520	73,592	10,523
Amortization of intangible assets from business acquisitions	5,964	5,958	5,915	846	23,772	23,874	3,414

Non-GAAP operating (loss) income	(69,330)	6,307	(36,109)	(5,162)	(101,284)	(65,039)	(9,301)

Net (loss) income attributable to HUYA Inc.	(172,203)	9,556	(117,583)	(16,813)	(47,955)	(112,591)	(16,101)
Gain arising from disposal of an equity investment, net of income taxes	-	(1,500)	-	-	-	(1,500)	(214)
Impairment loss of investments	151,089	8,698	81,458	11,648	232,466	120,156	17,182
Share-based compensation expenses	17,398	14,649	22,830	3,265	64,520	73,592	10,523
Amortization of intangible assets from business acquisitions, net of income taxes	4,950	4,945	4,910	702	19,731	19,816	2,834

Non-GAAP net income (loss) attributable to HUYA Inc.	1,234	36,348	(8,385)	(1,198)	268,762	99,473	14,224

Net (loss) income attributable to ordinary shareholders	(172,203)	9,556	(117,583)	(16,813)	(47,955)	(112,591)	(16,101)
Gain arising from disposal of an equity investment, net of income taxes	-	(1,500)	-	-	-	(1,500)	(214)
Impairment loss of investments	151,089	8,698	81,458	11,648	232,466	120,156	17,182
Share-based compensation expenses	17,398	14,649	22,830	3,265	64,520	73,592	10,523
Amortization of intangible assets from business acquisitions, net of income taxes	4,950	4,945	4,910	702	19,731	19,816	2,834

Non-GAAP net income (loss) attributable to ordinary shareholders	1,234	36,348	(8,385)	(1,198)	268,762	99,473	14,224

Non-GAAP net income (loss) per ordinary share
—Basic	0.01	0.16	(0.04)	(0.01)	1.16	0.43	0.06
—Diluted	0.01	0.16	(0.04)	(0.01)	1.15	0.43	0.06

Non-GAAP net income (loss) per ADS
—Basic	0.01	0.16	(0.04)	(0.01)	1.16	0.43	0.06
—Diluted	0.01	0.16	(0.04)	(0.01)	1.15	0.43	0.06

Weighted average number of ADS used in calculating Non-GAAP net income (loss) per ADS
—Basic	230,581,559	229,032,506	229,212,223	229,212,223	231,533,388	228,840,636	228,840,636
—Diluted	232,217,347	231,210,726	229,212,223	229,212,223	233,875,454	231,442,937	231,442,937

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